FORM 51-102F3

MATERIAL CHANGE REPORT

Item 1.	Name and address of Company:

Leading Brands, Inc.
Suite 1800 – 1500 West Georgia Street
Vancouver BC V6G 2Z6

Item 2.	Date of Material Change:

April 7, 2009

Item 3.	News Release:

A news release announcing the material change was issued on April 8, 2009 for Canadian and U.S. distribution through GlobeNewswire.

Item 4.	Summary of Material Change:

The Company announced the retirement of Mr. Douglas Carlson from its Board of Directors.

Item 5.	Full Description of Material Change:

The Company announced the retirement of Mr. Douglas Carlson from the Board of Directors, after almost 10 years of service to the Company.

Item 6.	Reliance on subsection 7.1(2) or (3) of National Instrument 51-102:

Not applicable

Item 7	Omitted Information:

Not applicable

Item 8	Executive Officer:

Ralph D. McRae, Chief Executive Officer
(604) 685-5200 (Ext. 238)

Item 9.	Date of Report:

April 8, 2009